FEDEX CORPORATION

942 South Shady Grove Road

Memphis, TN 38120

August 26, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FedEx Corporation
Registration Statement filed on Form S-4
File No. 333-289716
Filed August 19, 2025

Ladies and Gentlemen:

FedEx Corporation (the “Company”) and each of the subsidiary guarantors set forth on the signature pages hereto (the “Guarantors”) are registering offers to exchange (collectively, the “Exchange Offers”) up to $340,494,000 aggregate principal amount of 3.400% Notes due 2028, $237,285,000 aggregate principal amount of 4.200% Notes due 2028, $628,053,000 aggregate principal amount of 3.100% Notes due 2029, $406,103,000 aggregate principal amount of 4.250% Notes due 2030, $642,185,000 aggregate principal amount of 2.400% Notes due 2031, $351,518,000 aggregate principal amount of 4.900% Notes due 2034, $391,912,000 aggregate principal amount of 3.900% Notes due 2035, $619,635,000 aggregate principal amount of 3.250% Notes due 2041, $444,611,000 aggregate principal amount of 3.875% Notes due 2042, $391,769,000 aggregate principal amount of 4.100% Notes due 2043, $541,689,000 aggregate principal amount of 5.100% Notes due 2044, $503,830,000 aggregate principal amount of 4.100% Notes due 2045, $913,438,000 aggregate principal amount of 4.750% Notes due 2045, $1,007,069,000 aggregate principal amount of 4.550% Notes due 2046, $604,653,000 aggregate principal amount of 4.400% Notes due 2047, $743,435,000 aggregate principal amount of 4.050% Notes due 2048, $696,469,000 aggregate principal amount of 4.950% Notes due 2048, $1,047,658,000 aggregate principal amount of 5.250% Notes due 2050, $213,040,000 aggregate principal amount of 4.500% Notes due 2065, €391,747,000 aggregate principal amount of 0.450% Notes due 2029, €145,122,000 aggregate principal amount of 1.300% Notes due 2031 and €402,828,000 aggregate principal amount of 0.950% Notes due 2033 (collectively, the “Exchange Notes”) for like aggregate principal amounts of 3.400% Notes due 2028, 4.200% Notes due 2028, 3.100% Notes due 2029, 4.250% Notes due 2030, 2.400% Notes due 2031, 4.900% Notes due 2034, 3.900% Notes due 2035, 3.250% Notes due 2041, 3.875% Notes due 2042, 4.100% Notes due 2043, 5.100% Notes due 2044, 4.100% Notes due 2045, 4.750% Notes due 2045, 4.550% Notes due 2046, 4.400% Notes due 2047, 4.050% Notes due 2048, 4.950% Notes due 2048, 5.250% Notes due 2050, 4.500% Notes due 2065, 0.450% Notes due 2029, 1.300% Notes due 2031 and 0.950% Notes due 2033 (collectively, the “Original Notes”), respectively, pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Company and the Guarantors represent as follows:

1.	The Company and the Guarantors have not entered into any arrangement or understanding with any person who will receive the Exchange Notes to distribute those securities following completion of the Exchange Offers. To the best of the Company’s and Guarantors’ information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offers with a view to distribute the Exchange Notes to be received in the Exchange Offers. In this regard, the Company and the Guarantors will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.	The Company and the Guarantors acknowledge that such a secondary resale transaction by such person participating in the Exchange Offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.	The Company and the Guarantors will include in the prospectus for the Exchange Offers and the accompanying letter of transmittal (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Original Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Laura Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-2439.

Very truly yours,

FEDEX CORPORATION

By:	/s/ Trampas T. Gunter
Name:	Trampas T. Gunter
Title:	Corporate Vice President, Corporate Development and Treasurer

GUARANTORS

Federal Express Corporation
Federal Express Europe, Inc.
Federal Express Holdings S.A., LLC
Federal Express International, Inc.
FedEx Freight, Inc.
FedEx Office and Print Services, Inc.

By:	/s/ Trampas T. Gunter
Name:	Trampas T. Gunter
Title:	Treasurer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP